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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
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                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  4582 SOUTH ULSTER STREET PARKWAY, SUITE 1100
                             DENVER, COLORADO 80237
                            TELEPHONE: (303) 757-8101

                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 11, 2003
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 2 OF 8 PAGES
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1    NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC, BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

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                          7     SOLE VOTING POWER

                          ------------------------------------------------------

   NUMBER OF              8     SHARED VOTING POWER
    SHARES                         182.23 UNITS
 BENEFICIALLY
   OWNED BY               ------------------------------------------------------
EACH REPORTING
  PERSON WITH             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER
                                   182.23 UNITS
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     182.23 UNITS

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.1%

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14   TYPE OF REPORTING PERSON
     PN

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 3 OF 8 PAGES
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1    NAME OF REPORTING PERSONS: AIMCO-GP, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

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                          7     SOLE VOTING POWER

                          ------------------------------------------------------

   NUMBER OF              8     SHARED VOTING POWER
    SHARES                         182.23 UNITS
 BENEFICIALLY
   OWNED BY               ------------------------------------------------------
EACH REPORTING
  PERSON WITH             9     SOLE DISPOSITIVE POWER

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER
                                   182.23 UNITS
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     182.23 UNITS

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.1%

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14   TYPE OF REPORTING PERSON
     CO

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 4 OF 8 PAGES
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1    NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]

                                                                         (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     MARYLAND

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                          7     SOLE VOTING POWER
                                   200.66 UNITS

                          ------------------------------------------------------

   NUMBER OF              8     SHARED VOTING POWER
    SHARES                         182.23 UNITS
 BENEFICIALLY
   OWNED BY               ------------------------------------------------------
EACH REPORTING
  PERSON WITH             9     SOLE DISPOSITIVE POWER
                                   200.66 UNITS

                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER
                                   182.23 UNITS
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     382.89 UNITS

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.4%

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14   TYPE OF REPORTING PERSON
     CO

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 5 OF 8 PAGES
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         This Amendment No. 14 (this "Amendment") amends the Statement on
Schedule 13D initially filed on November 19, 1997, as amended by Amendments 1 through 13, which replaced the original parties with AIMCO Properties, L.P. ("AIMCO Properties") and certain of its affiliates (the "Reporting Persons") and otherwise amended and updated the reported beneficial ownership of limited partnership units by the Reporting Persons.

Item 1. Security and Issuer

         The name of the issuer is Riverside Park Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602. The Partnership's managing general partner is Three Winthrop Properties, Inc., a Massachusetts corporation (the "General Partner"). The General Partner is an affiliate of Apartment Investment and Management Company ("AIMCO"). The title of the class of equity securities to which this statement relates is the Partnership's units of limited partnership interest ("Units").

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100 Denver, Colorado 80237. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100 Denver, Colorado 80237. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100 Denver, Colorado 80237. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 6 OF 8 PAGES
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Item 3. Source and Amount of Funds and Other Consideration

         The interests to be acquired will be acquired from the working capital of AIMCO Properties, or by borrowings in the ordinary course of business.

Item 4. Purpose of Transaction

         On December 11, 2003, AIMCO Properties entered into agreements with Winthrop Financial Associates, A Limited Partnership, a Maryland limited partnership ("Winthrop"), and First Winthrop Corporation, a Delaware corporation ("FWC"), and certain affiliates of Winthrop and FWC with respect to the acquisition of various general partnership interests held by Winthrop and FWC and their affiliates, including the 3% general partnership interest held by Winthrop in the Partnership (the "GP Interest"). The purchase price allocated to the GP Interest was $1,000 plus the redemption of certain interests held by affiliates of AIMCO Properties in Winthrop. The agreements are subject to the necessary actions to obtain the consent of the limited partners (although AIMCO Properties and its affiliates control a sufficient interest in the Partnership to approve the transfer of the GP Interest), lenders, if applicable, and any necessary governmental consents. A copy of the relevant agreement is attached as
Exhibit 7.2.

         Although AIMCO Properties has no present intention to acquire additional Units or sell Units, it may do so in the future. Any such acquisition may be made through private purchases, through one or more tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO Properties or other consideration. AIMCO Properties may consider selling some or all of the Units it acquires to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by the Partnership, although AIMCO Properties has no present intention to do so. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period.

         The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Registration of the Units under the Exchange Act may be terminated upon application of the Partnership to the Securities and Exchange Commission if the United are neither listed on a national securities exchange nor held by 300 or more holders of record. Because the Units are not listed on a national securities exchange and are held by fewer than 300 persons, the Partnership could apply to deregister the Units under the Exchange Act. Notwithstanding the foregoing, none of the Reporting Persons has any present intent to cause the Partnership to apply for the Units to be deregistered under Section 12(g) of the Exchange Act.

         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 7 OF 8 PAGES
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acquisition or control of the Partnership by any person; or causing the
Partnership's Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c) Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1       Agreement of Joint Filing, dated December 18, 2003.

         Exhibit 7.2 Redemption and Contribution Agreement dated as of December 1, 2003 between Winthrop Financial Associates, A Limited Partnership, and NHP Management Company.

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CUSIP NO. NOT APPLICABLE               13D                     PAGE 8 OF 8 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2003

                                           AIMCO PROPERTIES, L.P.

                                           By: AIMCO-GP, INC.
                                               (General Partner)

                                           AIMCO-GP, INC.

                                           APARTMENT INVESTMENT AND
                                           MANAGEMENT COMPANY

                                           By: /s/ Patrick J. Foye
                                               ---------------------------------
                                               Executive Vice President
                                               of each of the foregoing entities